Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

 N E W S   R E L E A S E

October 26, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 46,099,397

WESTERN WIND TO DEVELOP AN ADDITIONAL NEW 30 TO 80MW WIND PROJECT IN TEHACHAPI, CA

Western Wind Energy Corp (“Western Wind”) is pleased to announce that it has secured approximately 575 contiguous acres near Tehachapi, California through land purchases and ground leases and plans to pursue the development of an additional wind energy project of at least 30MW. The new project will be named Windswept. Western Wind is working on acquiring or leasing additional contiguous land parcels that could see Windswept increase to over 1,500 acres and up to 80MWs.

Windswept is just west of Western Wind’s current late development stage Windstar project and shares similar wind speeds to Windstar’s lower resource area. Windswept completion is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to Southern California Edison’s new transmission line, financing and other development milestones.

About Tehachapi Pass Wind Area

Tehachapi Pass is one of the largest wind parks in the world, with over 5,000 wind turbines owned and operated by a variety of different entities. Tehachapi Pass generates over 705 MW of nameplate capacity, the maximum rated output the turbines could produce according to the turbine manufacturer, producing over 1.4 billion kilowatt hours of electricity per year. In Tehachapi Pass, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy generation in the area and the area is considered to be an “excellent” wind resource according to the American Wind Energy Association (“AWEA”). Capacity factors in Tehachapi Pass are in excess of 40% using modern wind turbines, compared to an estimated average 36% capacity factor for all 2007 U.S. installations, according to the AWEA.

In addition, California’s electricity rates are among the highest in the U.S. and, in November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010. According to CAISO, the renewable portfolio standard will require 8,000 MW of new wind generation. Approximately 4,000 MW is expected to come from the Tehachapi Pass Wind Resource Area.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.